Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 5, 2019 (March 25, 2019 as to the subsequent events described in Note 22, and June 17, 2019 as to the effects of the recapitalization described in Note 2) relating to the consolidated financial statements of Tradeweb Markets LLC (which report expresses an unqualified opinion and contains an emphasis of matter paragraph relating to the Successor Period financial statements not being comparable to the Predecessor Period financial statements as a result of pushdown accounting) appearing in the Current Report on Form 8-K of Tradeweb Markets Inc. dated June 17, 2019 for the period from October 1, 2018 to December 31, 2018.

/s/ Deloitte & Touche LLP

New York, New York

June 17, 2019